United States securities and exchange commission logo





                          January 24, 2023

       Robert E. Cauley
       Chief Executive Officer
       Orchid Island Capital, Inc.
       3305 Flamingo Drive
       Vero Beach, FL 32963

                                                        Re: Orchid Island
Capital, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 20,
2023
                                                            File No. 333-269339

       Dear Robert E. Cauley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              S. Gregory Cope, Esq.